Exhibit (a)(5)(F)

Subject Line: Important Information on Notice of Tender Offer Communications

To all AMAG Staff,

On Thursday, certain AMAG employees received a Notice of Tender Offer from Charles Schwab in connection with the cash offer by Covis Group to acquire AMAG Pharmaceuticals.  Those who received this Notice of Tender Offer are employees who still hold fully owned shares in their Charles Schwab brokerage account as a result of previously vested RSU awards.

The Notice of Tender Offer does not consider:

•	Unvested Outstanding RSUs or PSUs
•	Outstanding and Unexercised Stock Options
•	AMAG stock shares you may own through the company’s Employee Stock Purchase Plan

For those employees that received the Tender Offer notification as a result of previously vested RSU awards, AMAG is not able to provide guidance or advice on your decision to either tender the shares you own, decline to tender your shares, or to take no action.  However, as outlined in the Tender Offer Terms, your individual decision to tender, decline or take no action on the Tender Offer will not impact your eligibility to receive the $13.75 cash consideration for your shares upon deal close if the Tender Offer and Merger is successfully completed.  Should you have additional questions regarding the Tender Offer process, we ask that you contact the Charles Schwab Corporate Action team directly, at 1-800-323-4332 (Option #3).

We understand you may have additional questions regarding the treatment of your outstanding AMAG Equity Awards, ESPP Shares and the previously approved Employee Stock Option Share Exchange Program.  We are currently working internally and with Covis on communications and virtual education sessions that will be provided to our employees prior to the anticipated deal close that will address your questions. At this time, no action is required on your part for the aforementioned items.

In the meantime, further information on the Offer to Purchase and associated treatment of outstanding AMAG RSUs, PSUs and Unexercised Stock Options is publicly available via the following link:

https://www.sec.gov/Archives/edgar/data/792977/000119312520269800/d18965dex99a1a.htm